# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHENGFENG DEVELOPMENT LIMITED, CIK 0001863218
CUSIP: G8117B101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: No. 478 Fuxin East Road, Jin'an District, Fuzhou, China (F4), 350001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002010522

## Reporting persons
- Mid-Castle Development Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 3,412,636; sole dispositive power 0; shared dispositive power 3,412,636; aggregate amount beneficially owned 3,412,636 (8.4% of the class)
  Comment: Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- Qing Lin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 3,412,636; sole dispositive power 0; shared dispositive power 3,412,636; aggregate amount beneficially owned 3,412,636 (8.4% of the class)
  Comment: Represents 3,412,636 Class A Ordinary Shares held through Mid-Castle Development Limited, which is 100% owned by Qing Lin, as of December 31, 2024.
  
  Percentage of class is calculated based on 40,617,513 Class A Ordinary Shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.

## Item 1. Issuer
Name of issuer: SHENGFENG DEVELOPMENT LIMITED
Address of issuer's principal executive offices: Shengfeng Building, No. 478 Fuxin East Road, Jin'an District, Fuzhou City, Fujian Province, People's Republic of China, 350001

## Item 2. Person Filing
Name of person filing:
(i) Mid-Castle Development Limited
(ii) Qing Lin
Address of principal business office or, if none, residence:
(i) Mid-Castle Development Limited
4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands

(ii) Qing Lin
4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
(i) Mid-Castle Development Limited:
British Virgin Islands

(ii) Qing Lin:
China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A non-U.S. institution.

## Item 4. Ownership
Amount beneficially owned: 3,412,636
Percent of class: 8.4 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,412,636
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,412,636

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Mid-Castle Development Limited: /s/ Qing Lin, Qing Lin/Director (02/14/2025)
- Qing Lin: /s/ Qing Lin, Qing Lin (02/14/2025)